July 13, 2006

By Edgar and Fax

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Kforce Inc.
Form 10-K for the Year Ended December 31, 2005
Filed March 3, 2006
File No. 000-26058

Dear Mr. Spirgel:

This letter is in response to the United States Securities and Exchange Commission (the SEC) Comment Letter to Kforce Inc. (Kforce) dated June 28, 2006 (the Comment Letter). In the Comment Letter, you included comments on Kforce’s Form 10-K for the Year Ended December 31, 2005, and Kforce’s Form 10-Q for the Quarterly Period Ended March 31, 2006.

We have keyed our responses below consistent with your comments. In connection with our responses to your comments, Kforce acknowledges the following:

•	Kforce is responsible for the adequacy and accuracy of the disclosure in its filings;

•	SEC Staff comments or changes made by Kforce to disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to Kforce’s filings; and

•	Kforce may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 20

1.	We note that you utilized a third party valuation firm in your annual impairment review. While you are not required to make reference to this independent valuation, when you do so you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please explain to us how you intend to comply with this comment in future filings.

In Kforce’s 10-K for the year ended December 31, 2006 and in future filings where Kforce’s annual assessment of goodwill is discussed, Kforce will delete references to independent valuations that are performed. Kforce will also provide a disclosure similar to the following disclosure explaining the method and assumptions used by management to determine the valuation of reporting units:

“Kforce utilizes two primary methods in its annual assessment of goodwill, a discounted cash flow method and a market approach (the guideline public company method), and considers the results of each to value its reporting units. The discounted cash flow method is an income approach whereby the value of the reporting unit is determined by discounting each reporting unit’s cash flow at an appropriate discount rate. In the most recent assessment of goodwill, Kforce utilized weighted average costs of capital ranging from 12.8 to 14.3 percent, costs of equity ranging from 14.5 to 15.5 percent, and an after tax cost of debt of 3.7% percent in order to value each of its reporting units under the discounted cash flow method. The guideline public company method is an approach that applies pricing multiples derived from comparable publicly traded guideline companies to the respective reporting unit to determine its value. In the most recent assessment of goodwill, Kforce utilized invested capital/revenue multiples ranging from .31 to .50, and invested capital/EBITDA multiples ranging from 14.10 to 16.70 in order to value each of its reporting units under the guideline public company method.”

2.	Similarly, we note in Note 5 on page 48 your reliance upon the work of third party valuation firms when allocating the Vista and Hall Kinion purchase prices. You should also disclose the names of these experts and include their consents in your filing. If you decide to delete your reference to the independent valuation firms, you should disclose your methodologies and assumptions utilized when determining the purchase price allocations. Please explain to us how you intend to comply with this comment in future filings.

In Kforce’s 10-K for the year ended December 31, 2006 and in future filings where Kforce discusses the allocation of the purchase price of acquired entities, Kforce will delete references to independent valuations of intangible assets that are performed. Kforce will also revise note 5 to the financial statements in future 10-K filings to provide a disclosure similar to the following explaining the methodologies and assumptions utilized by management to determine the purchase price allocations:

“In accordance with SFAS 141, “Business Combinations” Kforce assigned $2,800 to customer list intangible assets and $200 related to non-compete agreements in the acquisition of Vista (Note 6). In 2004, Kforce assigned $10,000 to customer list intangible assets and $870 related to the OnStaff trade name in the acquisition of Hall Kinion (Note 6). Kforce utilized an income approach to value the above intangible assets that involved discounting the expected cash flows resulting from the utilization of the assets to their present value using an appropriate weighted average cost of capital. In the above valuations, Kforce utilized weighted average costs of capital ranging from 14.0 to 14.5 percent, capital costs of working capital of 3.9 to 4.0 percent, capital costs of other tangible assets of 7.2 to 9.0 percent and capital costs of various intangible assets of 13.4 to 16.0 percent. The remaining value of intangible assets relates to customer lists and non-compete agreements acquired during 2001 that are being amortized over four years. Accumulated amortization on intangible assets from acquisitions was $6,211 and $2,709 as of December 31, 2005 and 2004, respectively. Amortization expense on intangible assets from acquisitions for 2005, 2004 and 2003 was $3,502, $1,836 and $419, respectively. For existing intangible assets from acquisitions, amortization expense for 2006, 2007, 2008, 2009 and 2010 will be $3,258, $3,258, $1,841, $105 and $4, respectively.”

Financial Statements and Notes

Note 1. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 42

3.	In light of the significant amount of goodwill recorded, advise us and disclose your accounting policies for recognizing and measuring impairment of goodwill in a footnote to the financial statements and in critical accounting policy section in MD&A. We refer you to paragraphs 19-22 of SFAS 142. Also, identify for us the reporting units you utilize when evaluating goodwill for impairment. Refer to paragraph 34 of SFAS 142.

Kforce will include expanded disclosure of our accounting policies for recognizing and measuring impairment of goodwill in a footnote to the financial statements and in the critical accounting policy section in management’s discussion and analysis in future 10-K and other filings where discussion of accounting policies is required similar to the following:

“In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), Kforce does not amortize goodwill but performs an annual review to ensure that no impairment of goodwill exists. On December 31, 2005, Kforce completed a valuation of its three reporting units which consist of Finance and Accounting, Technology and Health and Life Sciences. The results of that valuation indicated that the fair value of each of Kforce’s reporting units exceeded the carrying values of those reporting units. Therefore, Kforce concluded that there was no impairment of goodwill.”

4.	Further, with a view towards disclosures, provide the changes in the carrying amount of goodwill in total and for each reportable segment in future filings and advise us.

The following table contains a disclosure of changes in the carrying amount of goodwill in total and for each reportable segment for the years ended December 31, 2003 through 2005:

Amounts in 000’s

	Finance and Accounting	Technology	Health and Life Sciences	Total
Balance as of December 31, 2002	$12,579	$36,690	$12,529	$61,798
Goodwill acquired during year	—	—	—	—

Balance as of December 31, 2003	12,579	36,690	12,529	61,798
Goodwill acquired during year	7,286	39,269	—	46,555

Balance as of December 31, 2004	19,865	75,959	12,529	108,353
Goodwill acquired during year	—	16,442	—	16,442
Adjustment to Hall Kinion Goodwill (discussed in Note 6)	—	209	—	209

Balance as of December 31, 2005	$19,865	$92,610	$12,529	$125,004

Kforce will provide changes in the carrying amount of goodwill in total and for each reportable segment in future 10-K and other filings where disclosure of the change in the carrying amount of goodwill is required.

Form 10-Q For the Quarterly Period Ended March 31, 2006

Note E. Acquisitions, page 11

5.	Regarding your acquisition of PCCI Holdings, Inc., we note in your Form 8-K (dated January 31, 2006) your intention to file the PCCI Holdings audited financial statements and the related pro forma financial information not later than 71 calendar days after the date the report is required to be filed. However, it appears that you have not yet filed a Form 8-K/A to provide this information. Please file the financial statements and related pro forma financial information in a Form 8-K/A as soon as possible or explain to us why it is not necessary to do so.

In our Form 8-K dated January 31, 2006, Kforce stated the following in section 9.01:

(a) Any financial statements required by Item 9.01(a) of Form 8-K will be filed by amendment to this Current Report not later than 71 calendar days after the date this Current Report is required to be filed.

(b) Any pro forma financial statements required by Item 9.01(b) of Form 8-K will be filed by amendment to this Current Report not later than 71 calendar days after the date this Current Report is required to be filed.

As of January 31, 2006, Kforce had not yet completed its calculation of the total purchase price of PCCI Holdings, Inc. (PCCI). As a result, Kforce was not yet able to determine whether audited financial statements and related pro forma financial information would be required to be filed under Regulation S-X Rule 3-05. Subsequent to January 31, 2006, Kforce determined the total purchase price of PCCI, and completed the significance tests specified in Regulation S-X Rule 3-05. Based on the results of these tests, neither audited financial statements of PCCI nor pro forma financial statements were required to be filed.

6.	We note that you have recorded a significant amount of goodwill ($43 million) in connection with the PCCI acquisition. We also note in the second paragraph that “as a result of the above acquisition, Kforce expanded its presence in technology staffing in both the Federal government and commercial sectors”. In light of this disclosure, we do not understand why you did not assign any value to the apparent customer relationships you acquired in this transaction. Please advise us and explain how you applied the guidance in paragraphs 39 and A10 - A13 of SFAS 141. Please also address in your response the examples of intangible assets in paragraph A14 and explain to us your assessment of their presence in the PCCI acquisition.

Kforce closed on the acquisition of PCCI on January 31, 2006, and has not yet finalized the allocation of the purchase price to the assets acquired and liabilities assumed in conjunction with the acquisition of PCCI. In Note E of our Form 10Q for the quarterly period ended March 31, 2006, we explained “Preliminarily, $5,000,000 of the excess purchase price has been allocated to intangible assets. Such value is expected to be assigned to customer lists and non-compete agreements that have weighted average useful lives of approximately 4 years.” Customer lists, in the above disclosure, includes the value of customer relationships acquired. Kforce will clarify this point in future filings. Kforce intends to engage an independent valuation firm during the allocation period to assist Kforce in valuing intangible assets acquired in conjunction with the acquisition of PCCI. Until that valuation is completed, Kforce has estimated that $5,000,000 will be allocated to customer lists and non-compete agreements that have a weighted average useful life of 4 years. This estimate is based upon average amounts we assigned to customer lists and non-compete agreements (after considering the guidance and examples of intangible assets discussed in paragraphs 39 and A10 - A14 of SFAS 141) that we acquired in our acquisition of Hall Kinion and Associates Inc. in 2004 and VistaRMS, Inc. in 2005, which were similar in nature to PCCI. Upon completion of the valuation of the intangible assets purchased in conjunction with the PCCI acquisition, Kforce will adjust estimated amounts recorded for acquired intangibles and related amortization accordingly.

7.	Explain to us the assumptions and the valuation methodologies you utilized in performing the PCCI purchase price allocation.

Please refer to our response to item 6 above, where we discuss our methodology for our preliminary estimate of the value of intangible assets acquired in conjunction with the acquisition of PCCI, and our plans to finalize the valuation of intangible assets acquired after an independent valuation is completed. Also, please refer to Note E of our Form 10Q for the quarterly period ended March 31, 2006 where we disclose the preliminary allocation of the purchase price to the estimated fair values of other assets acquired and liabilities assumed.

8.	Further, disclose in future filings your policies for accounting for business combinations in the critical accounting policy section in MD&A and in a footnote to the financial statements.

In future filings, where disclosure of critical accounting policies is required in footnotes to the financial statements and management’s discussion and analysis, Kforce will include a disclosure similar to the following:

“Kforce accounts for acquisitions of businesses in accordance with the requirements of SFAS 141, “Business Combinations” (SFAS 141). Pursuant to SFAS 141, Kforce utilizes the purchase method in accounting for acquisitions whereby the total purchase price is first allocated to the assets acquired and liabilities assumed, and any remaining purchase price is allocated to goodwill. Kforce recognizes intangible assets apart from goodwill if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged. Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. Valuation of intangible assets acquired requires that we use significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in our financial statements. Additionally, estimates for purchase price allocations may change as subsequent information becomes available.”

Please feel free to contact me or our Chief Accounting Officer, Anthony B. Petitt, at (813) 552-5000 if you have questions on any of our responses above, or if we may be of assistance in any way.

Very Truly Yours,

/s/ Joseph J. Liberatore

Joseph J. Liberatore
Chief Financial Officer